AMENDING AGREEMENT

THIS AMENDING AGREEMENT ("Amending Agreement") is made as of the 3rd  day of September, 2024,

BETWEEN:

INTEGRA RESOURCES CORP.,

a corporation existing under the laws of the Province of British Columbia,

("Integra"),

- and -

FLORIDA CANYON GOLD INC.,

a corporation existing under the federal laws of Canada,

("FCGI").

WHEREAS Integra and FCGI are parties to an arrangement agreement dated July 28, 2024 pursuant to which, among other things, Integra has agreed to acquire all of the issued and outstanding FCGI Shares (other than FCGI Shares held by a Dissenting Shareholder) by way of a statutory plan of arrangement of FCGI under the Canada Business Corporations Act on the terms and subject to the conditions set out therein (such arrangement agreement, including the schedules attached thereto, being hereinafter referred to collectively as the "Arrangement Agreement");

AND WHEREAS Integra and FCGI have agreed to amend the Plan of Arrangement to modify the order and sequence of the steps comprising the Arrangement on the terms and subject to the provisions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Interpretation

(a) All terms used but not otherwise defined in this Amending Agreement have the respective meanings ascribed to them in the Arrangement Agreement and grammatical variations of such terms have corresponding meanings.

ARTICLE 2
AMENDMENTS

2.1 Amendments to the Plan of Arrangement

Integra and FCGI hereby agree that the Arrangement Agreement is amended with effect from and after the date hereof, as follows: Schedule "A" to the Arrangement Agreement is amended by deleting and replacing it in its entirety with the Plan of Arrangement, as amended and restated, attached as Schedule "A" to this Amending Agreement.

ARTICLE 3
ACKNOWLEDGMENTS AND CONFIRMATIONS

3.1 Acknowledgements and Confirmations

(a) Each of the Parties hereby (i) represents, warrants, acknowledges and confirms to the other that, as of the date of this Amending Agreement, the Arrangement Agreement, as amended by this Amending Agreement, is and continues to be in full force and effect and (ii) ratifies and confirms all of the terms, conditions and provisions of the Arrangement Agreement, as amended by this Amending Agreement. In the event of any inconsistency between the terms of this Amending Agreement and the terms of the Arrangement Agreement, the provisions of this Amending Agreement shall prevail.

(b) Each of the Parties acknowledges and agrees that as a result of the amendments to the Arrangement Agreement set out in this Amending Agreement, the Plan of Arrangement, as so amended, is as set out in Schedule "A" hereto.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties

Each Party hereto represents and warrants to each other Party that (i) this Amending Agreement has been duly authorized by all necessary corporate action on its part and no other corporate proceedings on its part is necessary to authorize this Amending Agreement; (ii) this Amending Agreement has been duly executed and delivered by such Party, and constitutes legal, valid and binding agreements of such Party enforceable against it in accordance with the terms of this Amending Agreement subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in granting equitable remedies such as specific performance and injunction; and (iii) the authorization, execution and delivery of this Amending Agreement by such Party does not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition) (x) contravene, conflict with, or result in any violation or breach of such Party's constating documents or the organizational documents of any of its Subsidiaries, (y) contravene, conflict with or result in a violation or breach of any Law applicable to such Party or any of its Subsidiaries, or any Material Contract or any material authorization to which such Party or and of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound, or (z) result in the creation or imposition of any Lien (other than permitted Liens) upon any of such Party's assets; except, in the case of each of (y) and (z), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect in respect of such Party.

ARTICLE 5
MISCELLANEOUS

5.1 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party, do all such further acts and things, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent of this Amending Agreement.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Amending Agreement as of the date first written above.

INTEGRA RESOURCES CORP.

by	"Andree St-Germain"
Name: Andree St-Germain
Title: Chief Financial Officer

FLORIDA CANYON GOLD INC.

by	"Audra Walsh"
Name: Audra Walsh
Title: Interim CEO

Signature Page – Amending Agreement

SCHEDULE "A"

Plan of Arrangement, as Amended

(see attached)

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless indicated otherwise, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(1) "Argonaut Gold" means Argonaut Gold Inc.;

(2) "Argonaut Gold Plan of Arrangement" means the plan of arrangement under the Business Corporations Act (Ontario) involving Argonaut Gold and Alamos Gold Inc. that was approved by the Court on July 5, 2024;

(3) "Arrangement" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or supplements thereto made in accordance with the Arrangement Agreement, Article 6 of this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or supplement is acceptable to both the Company and Integra, each acting reasonably);

(4) "Arrangement Agreement" means the arrangement combination agreement dated as of July 28, 2024 between the Company and Integra, including the schedules and exhibits thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented or restated;

(5) "Arrangement Resolution" means the special resolution approving the Arrangement, the Arrangement Agreement and this Plan of Arrangement, passed by the Company Shareholders at the Meeting;

(6) "Business Day" means any day of the year, other than a Saturday, Sunday or any day on which major commercial banking institutions in Toronto, Ontario are required by Law to be closed for business;

(7) "CBCA" means the Canada Business Corporations Act, as amended;

(8) "Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

(9) "Circular" means the notice of the Meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to Company Shareholders in connection with the Meeting, including any amendments or supplements thereto;

(10) "Company" means Florida Canyon Gold Inc, a corporation amalgamated under the CBCA;

(11) "Company DSU Holder" means a holder of Company DSUs;

(12) "Company DSUs" means deferred share units granted under, or governed by, the Company Equity Incentive Plan;

(13) "Company Equity Incentive Plan" means the omnibus share incentive plan of the Company, as approved at the annual general and special meeting of Argonaut Gold by the Company Shareholders (in their capacity as shareholders of Argonaut Gold);

(14) "Company Option Holder" means a holder of Company Options;

(15) "Company Option" means an option to acquire a Fractional Company Share granted under, or governed by, the Company Equity Incentive Plan, and, for the avoidance of doubt, includes the New Argonaut Options granted pursuant to the Argonaut Gold Plan of Arrangement;

(16) "Company RSU Holder" means a holder of Company RSUs;

(17) "Company RSUs" means restricted share units granted under, or governed by, the Company Equity Incentive Plan;

(18) "Company Shareholders" means the registered and/or beneficial holders of Company Shares, as the context requires, and, following the Effective Time, includes former holders of Company RSUs and Company DSUs whose Company RSUs or Company DSUs, as applicable, are exchanged for Company Shares pursuant to Section 3.1(2) or Section 3.1(4));

(19) "Company Shares" means the common shares in the capital of the Company;

(20) "Court" means the Ontario Superior Court of Justice;

(21) "Depositary" has the meaning ascribed thereto in the Arrangement Agreement;

(22) "Director" means the Director appointed pursuant to Section 260 of the CBCA;

(23) "Dissent Rights" has the meaning ascribed to such term in Section 4.1(1);

(24) "Dissent Share" means a Company Share held by a Dissenting Shareholder;

(25) "Dissenting Shareholder" means a registered holder of Company Shares as of the record date for the Meeting who has duly and validly exercised the Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights and who is ultimately determined to be entitled to be paid fair value of his, her or its Company Shares in respect of which such Dissenting Shareholder has exercised Dissent Rights;

(26) "DRS Advice" has the meaning ascribed to such term in Section 5.2(1);

(27) "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(28) "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time on the Effective Date as the Company and Integra may agree to in writing before the Effective Date;

(29) "Exchange Ratio" means 0.467 of an Integra Share for each one (1) Company Share;

(30) "Final Order" means the final order of the Court approving the Arrangement pursuant to the CBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act in a form acceptable to the Company and Integra, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of both the Company and Integra, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Integra, each acting reasonably) on appeal;

(31) "Fractional Company Share" means one-tenth (0.1) of a Company Share;

(32) "Fractional Integra Share" means 0.0467 of an Integra Share, being equal to the product obtained when the Exchange Ratio is multiplied by one-tenth (0.1);

(33) "Governmental Entity" means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange;

(34) "holder" means, when used with reference to any securities of a Party, the holder of such securities shown from time to time in the central securities register maintained by or on behalf of such Party in respect of such securities;

(35) "Integra" means Integra Resources Corp., a corporation existing under the Business Corporations Act (British Columbia);

(36) "Integra Shares" means the common shares in the capital of Integra;

(37) "Interim Order" means the interim order of the Court pursuant to the CBCA, after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) of the U.S. Securities Act,  in a form acceptable to the Company and Integra (each acting reasonably), providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court with the consent of the Company and Integra (each acting reasonably) at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(38) "Law" or "Laws" means, with respect to any Person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign (i) enacted, adopted, promulgated or applicable by a Governmental Entity, (ii) that is binding upon or applicable to such Person or its business, undertaking, property, assets or securities, the terms and conditions of any Permit, and (iii) to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

(39) "Letter of Transmittal" means the letter of transmittal to be delivered by the Company Shareholders to the Depositary, as described in the Circular;

(40) "Lien" means any mortgage, deed of trust, charge, pledge, hypothec, security interest, easement, right of way, zoning restriction, lien (statutory or otherwise), limitation or restriction on use, voting, exercise, possession or transfer (including any preferential offer or refusal right or similar entitlement), or other third party encumbrance, in each case, whether contingent or absolute and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

(41) "Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution;

(42) "New Argonaut Option" has the meaning ascribed to such term in the Argonaut Gold Plan of Arrangement;

(43) "Parties" means, collectively, the Company and Integra, and "Party" means either one of them;

(44) "Per Share Consideration" means for each Company Share, 0.467 of an Integra Share;

(45) "Person" means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Entity or instrumentality or other entity of any kind;

(46) "Plan of Arrangement" means this plan of arrangement, subject to any amendments or variations thereto made in accordance with Article 6 or with the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of the Company and Integra (each acting reasonably);

(47) "Proscription Deadline" has the meaning ascribed to such term in Section 5.6;

(48) "Purchaser Incentive Equity Plan" has the meaning ascribed to such term in the Arrangement Agreement;

(49) "Replaced Option" has the meaning ascribed to such term in Section 3.1(6);

(50) "Replacement Option" has the meaning ascribed to such term in Section 3.1(6);

(51) "Replacement Option Exercise Price" has the meaning ascribed to such term in Section 3.1(6);

(52) "Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended; and

(53) "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise clearly requires.

Section 1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article", "Section" or "paragraph" followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

Section 1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise clearly requires, words used herein importing the singular include the plural and vice versa; words imparting any gender shall include all genders and the neuter gender; and words imparting persons shall include individuals, partnerships, limited liability companies, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities and other entities.

Section 1.4 Date of Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal refer to the time in Toronto, Ontario unless otherwise stipulated herein or therein.

Section 1.6 Statutory References

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

Section 1.7 Currency

In this Plan of Arrangement, all references to dollars or "$" are references to Canadian dollars unless otherwise indicated, and all references to U.S. dollars or "US$" are references to United States dollars.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

Section 2.1 Arrangement and Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms a part of, the Arrangement Agreement, except in respect of the order and sequence of the steps comprising the Arrangement, which shall occur in the order and sequence set forth in Section 3.1. This Plan of Arrangement constitutes an arrangement as referred to in Section 192 of the CBCA.

Section 2.2 Binding Effect

As of and from the Effective Time, this Plan of Arrangement will be binding on the Company, Integra, the Company Shareholders, the Company Option Holders, the Company RSU Holders, the Company DSU Holders, the Depositary, the transfer agents in respect of the Company Shares, and all other Persons, in each case without any further act or formality required on the part of any Person.

Section 2.3 Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all Liens, claims and encumbrances.  Each Company Shareholder, Company Option Holder, Company RSU Holder and Company DSU Holder shall, in respect of any step in Section 3.1 applicable to such Person, be deemed, at the time such step occurs, to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer or exchange all Company Shares, Company Options, Company RSUs or Company DSUs, as applicable, held by such holder in accordance with such step.

Section 2.4 Effective Time of Transactions

The transfers, exchanges, issuances and cancellations provided for in Section 3.1 shall occur, and shall be deemed to occur, at the time and in the order and sequence specified in Section 3.1, notwithstanding that certain of the procedures related thereto may not be completed until after such time.

ARTICLE 3
ARRANGEMENT

Section 3.1 The Arrangement

Commencing at the Effective Time, unless otherwise specifically provided in this Section 3.1, each of the transactions or events set out below shall occur, and shall be deemed to occur, in the following order and sequence at one-minute intervals following the immediately preceding transaction or event, in each case without any further authorization, act or formality on the part of any Person:

(1) Each Dissent Share outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to the Company for cancellation and shall be cancelled, and upon such transfer:

(a) such Dissenting Shareholder will cease to be the holder of such Dissent Share or to have any rights as a holder in respect of such Dissent Share, other than the right to be paid the fair value of such Dissent Share determined and payable in accordance with Article 4; and

(b) the former holders of such Dissent Shares shall be removed from the Company's central securities register for the Company Shares in respect of such Dissent Shares.

(2) Each Company RSU outstanding immediately prior to the Effective Time shall immediately vest, and upon such vesting each such vested Company RSU shall immediately be redeemed, and be deemed to be redeemed, by the Company and cancelled in consideration for the issue by the Company from treasury to the holder of such Company RSU of one fully paid and non-assessable Company Share (subject to any applicable withholdings pursuant to Section 5.7),  for each Company RSU so redeemed, and upon such redemption:

(a) such Company RSU Holder shall cease to be the holder of such Company RSUs and to have any rights as a Company RSU Holder other than the right to receive the Company Shares to which they are entitled under this Section 3.1(2);

(b) the name of such Company RSU Holder shall be removed from the register of Company RSUs maintained by or on behalf of the Company; and

(c) the holder of such redeemed Company RSUs shall be entered in the Company's register of holders of Company Shares in respect of the Company Shares which such holder is entitled to receive in accordance with this Section 3.1(2).

(3) Each holder of a Company DSU shall resign from, and shall be deemed to have immediately resigned from, the board of directors of the Company and any affiliate of the Company.

(4) Following the resignation of the holders of Company DSUs in accordance with Section 3.1(3), all of the issued and outstanding Company DSUs shall immediately vest, and upon such vesting shall immediately be redeemed, and be deemed to be redeemed, by the Company and cancelled in consideration for the issue by the Company from treasury to the holder of such Company DSU of one fully paid and non-assessable Company Share (subject to any applicable withholdings pursuant to Section 5.7) for each Company DSU so redeemed, and upon such redemption:

(a) such Company DSU Holder shall cease to be the holder of such Company DSUs and to have any rights as a Company DSU Holder other than the right to receive the Company Shares to which they are entitled under this Section 3.1(4);

(b) the name of such Company DSU Holder shall be removed from the register of Company DSUs maintained by or on behalf of the Company; and

(c) the holder of such redeemed Company DSUs shall be entered in the Company's register of holders of Company Shares in respect of the Company Shares which such holder is entitled to receive in accordance with this Section 3.1(4).

(5) Each Company Share outstanding immediately prior to the effective time of the share transfer and exchange pursuant to this Section 3.1(5) (including, for the avoidance of doubt, any Company Shares issued to former holders of Company RSUs or Company DSUs under Section 3.1(2) or Section 3.1(4), but excluding any Company Shares surrendered and cancelled in accordance with Section 3.1(1)) shall be, and shall be deemed to be, transferred by the holder thereof to Integra, and in exchange therefor such holder shall be entitled to receive from Integra the applicable fully-paid and non-assessable Per Share Consideration in accordance with Article 5, and upon such transfer and exchange becoming effective:

(a) the former holder of such exchanged Company Share will cease to be the holder thereof or to have any rights as a holder thereof, other than the right to receive, subject to Article 5, the Per Share Consideration issuable in respect of such Company Share pursuant to this Section 3.1(5);

(b) the former holders of such exchanged Company Shares shall be removed from the Company's central securities register for the Company Shares; and

(c) Integra will be, and will be deemed to be, the legal and beneficial owner of such transferred Company Shares and shall be entered in the central securities register of the Company as the sole holder thereof.

(6) Each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be disposed of, and be deemed to have disposed of, by the holder thereof to the Company for cancellation and shall be cancelled (each such Company Option, a "Replaced Option"), and as the sole consideration therefor Integra shall grant to such holder an option (each, a "Replacement Option") entitling the holder to purchase a Fractional Integra Share, which Replacement Option shall (i) have an exercise price for such Fractional Integra Share (the "Replacement Option Exercise Price") equal to the exercise price per Fractional Company Share under the Replaced Option (provided that (A) no fractional Integra Shares will be issued upon any particular exercise or settlement of Replacement Options, and the aggregate number of Integra Shares to be issued upon exercise by a holder of one or more Replacement Options shall be rounded down to the nearest whole number (with all exercises that are effectuated concurrently by a holder of Replacement Options being aggregated before any such reduction is effectuated), and (B) the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent (with all exercises that are effectuated concurrently by a holder of Replacement Options being aggregated before any such increase is effectuated)), (ii) be governed by the Purchaser Incentive Equity Plan, and (iii) otherwise have the same terms and conditions (including vesting, exercisability terms and expiry date) as were applicable to such Replaced Option immediately prior to the Effective Time, and upon such exchange:

(a) such Company Option Holder will cease to be the holder of such Company Option or to have any rights as a holder in respect of such Company Option other than the right to receive the Replacement Options to which they are entitled under this Section 3.1(6);

(b) the name of such Company Option Holder shall be removed from the register of Company Options maintained by or on behalf of the Company; and

(c) the holder of such Replaced Option shall be entered in Integra's register of holders of Integra stock options in respect of the Replacement Options which such holder is entitled to receive in accordance with this Section 3.1(6).

(7) Except as otherwise set out above in this Section 3.1, any other rights of any Person in respect of the Company Shares, Company Options, Company RSUs or Company DSUs will be extinguished.

(8) The Company Equity Incentive Plan shall be terminated.

ARTICLE 4
DISSENT RIGHTS

Section 4.1 Rights of Dissent

(1) Registered holders of the Company Shares may exercise rights of dissent in connection with the Arrangement pursuant to and in accordance with Section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 4.1 ("Dissent Rights"); provided that the written objection to the Arrangement Resolution referred to in section 190(5) of the CBCA must be sent to and received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day that is two (2) Business Days before the Company Special Meeting.

(2) Dissenting Shareholders who are ultimately determined to be entitled to be paid by the Company (using the Company's own funds and not funds provided directly or indirectly by Integra) the fair value for the Company Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Company Shares to the Company pursuant to Section 3.1(1) in consideration of such fair value and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Company Shares.

(3) Dissenting Shareholders who are ultimately not entitled, for any reason, to be paid by the Company (using the Company's own funds and not funds provided directly or indirectly by Integra) the fair value for the Company Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Company Shareholder who has not exercised Dissent Rights, as at and from the Effective Time and be entitled to receive only the consideration set forth in Section 3.1 that such holder would have received if such holder had not exercised Dissent Rights.

(4) In no case will the Company or Integra or any other Person be required to recognize a Person exercising Dissent Rights as a holder of Company Shares after the Effective Time, and each Dissenting Shareholder will cease to be entitled to the rights of a Company Shareholder in respect of Company Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of the Company will be amended to reflect that such former holder is no longer the holder of such Company Shares in accordance with Section 3.1.

(5) For greater certainty, in accordance with the CBCA, none of the following are entitled to exercise Dissent Rights: (i) holders of Company Shares who vote, or have instructed a proxyholder to vote, in favour of the Arrangement Resolution; (ii) holders of Company Shares who have not strictly complied with the procedures for exercising Dissent rights or who have withdrawn their exercise of Dissent Rights prior to the Effective Time; (iii) holders of Company Options with respect to their Company Options; (iv) holders of Company RSUs with respect to their Company RSUs; and (v) holders of Company DSUs with respect to their Company DSUs.

ARTICLE 5
DEPOSIT AND PAYMENT OF PER SHARE CONSIDERATION

Section 5.1 Deposit of Integra Shares

Prior to the Effective Time, Integra shall (i) provide for the reservation, issuance and listing of Integra Shares as is necessary to effectuate the transactions contemplated by Section 3.1, and (ii) deliver or arrange to be delivered to the Depositary the Integra Shares required to be issued to Company Shareholders (including, for the avoidance of doubt, holders of Company RSUs and holders of Company DSUs who are entitled to receive Company Shares in exchange for their Company RSUs or Company DSUs, as applicable, pursuant to Section 3.1(2) or Section 3.1(4)) in accordance with the provisions of Section 3.1(5), which Integra Shares shall be held by the Depositary as agent and nominee for such Company Shareholders for delivery to such Company Shareholders in accordance with the provisions of this Article 5.

Section 5.2 Delivery and Payment of Per Share Consideration

(1) Subject to the provisions of this Article 5, upon return to the Depositary of a properly completed Letter of Transmittal by a registered former Company Shareholder, together with certificate(s) or a direct registration statement advice (a "DRS Advice") representing one or more Company Shares that such Company Shareholder held immediately before the Effective Time and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder (other than a Dissenting Shareholder) shall be entitled to receive the aggregate Per Share Consideration that they are entitled to receive pursuant to Section 3.1(5) in exchange therefor, and the Depositary shall deliver to such holder, following the Effective Time, a certificate(s) or DRS Advice recorded on a book-entry basis representing the Integra Shares that such holder is entitled to receive pursuant to Section 3.1(5). Notwithstanding the foregoing, a Company RSU Holder or Company DSU Holder who receives Company Shares pursuant to Section 3.1(2) or Section 3.1(4) in exchange for their Company RSUs or Company DSUs, as applicable, shall not be required to deliver to the Depositary a Letter of Transmittal, share certificate of DRS Advice with respect to such Company Shares in order to receive the Per Share Consideration that they are entitled to receive pursuant to Section 3.1(5) in exchange for such Company Shares.

(2) After the Effective Time, and until surrendered for cancellation as contemplated by Section 5.2(1), each certificate or DRS Advice that immediately prior to the Effective Time represented one or more Company Shares (other than any Dissent Shares) shall be deemed at all times to represent only the right to receive in exchange therefor the aggregate Per Share Consideration that the holder of such certificate or DRS Advice is entitled to receive pursuant to Section 3.1(5).

(3) For greater certainty, none of the holders of Company Shares, holders of Company Options, holders of Company RSUs or holders of Company DSUs shall be entitled to receive any consideration with respect to such Company securities other than the consideration such holder is entitled to receive in accordance with Section 3.1, and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Section 5.3 Dividends and Distributions

No dividends or other distributions declared or made after the Effective Time with respect to Integra Shares with a record date after the Effective Date shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged pursuant to Section 3.1(5) unless and until the holder of record of such certificate shall surrender such certificate (or affidavit in accordance with Section 5.5) in accordance with Section 5.2(1). Subject to applicable Law, at the time of such surrender of any such certificate (or in the case of clause (B) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Company Shares, without interest, (A) the amount of dividends or other distributions with a record date on or after the Effective Date theretofore paid with respect to each whole Integra Share issued to such holder, and (B) on the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Date but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Integra Share.

Section 5.4 Fractional Shares

In no event shall any holder of Company Shares be entitled to a fractional Integra Share. Where the aggregate number of Integra Shares to be issued to a holder of Company Shares as part of the Per Share Consideration under this Arrangement would result in a fraction of an Integra Share being issuable, the aggregate number of Integra Shares to be received by such holder shall be rounded down to the nearest whole Integra Share, without any additional payment or compensation to the holder.

Section 5.5 Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Company Shares that were acquired by Integra pursuant to Section 3.1(5) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Company Shares, the Depositary will, in exchange for such lost, stolen or destroyed certificate, deliver to such former holder of Company Shares, or make available for pick up at its offices, the Integra Shares such former holder is entitled to receive in respect of such Company Shares pursuant to Section 3.1(5), together with any distributions or dividends which such holder is entitled to receive pursuant to Section 5.3, less, in each case, any amounts withheld pursuant to Section 5.7. When authorizing such delivery in relation to any lost, stolen or destroyed certificate, the former holder of such Company Shares shall, as a condition precedent to the delivery of Integra Shares, give a bond satisfactory to Integra and the Depositary (each acting reasonably) in such sum as Integra may direct, or otherwise indemnify the Company, Integra and the Depositary against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.6 Extinction of Rights

Any certificate or book-entry advice statements which immediately prior to the Effective Time represented one or more outstanding Company Shares that were acquired by Integra pursuant to Section 3.1 which is not deposited with the Depositary in accordance with the provisions of Section 5.2(1) before 4:00 p.m. (Toronto Time) on the second (2nd) anniversary of the Effective Date (the "Proscription Deadline") shall, as of and from the Proscription Deadline, cease to represent a claim or interest of any kind or nature whatsoever, whether as a securityholder or otherwise and whether against the Company, Integra, the Depositary or any other Person. At the Proscription Deadline, the consideration such former holder of Company Shares would otherwise have been entitled to receive pursuant to Section 3.1, together with any distributions or dividends such holder would otherwise have been entitled to receive pursuant to Section 5.3, shall be deemed to have been surrendered for no consideration to Integra. Neither the Company nor Integra will be liable to any Person in respect of any cash or securities (including any cash or securities previously held by the Depositary in trust for any such former holder) which is forfeited to Integra or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

Section 5.7 Withholding Rights

The Company, Integra or the Depositary, or their respective agents, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any Person pursuant to the Arrangement or the Arrangement Agreement (including, without limitation, any payments to Dissenting Shareholders, Company Option Holders, Company RSU Holders or Company DSU Holders) such amounts as the Company, Integra or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of the Company, Integra and the Depositary, and their respective agents, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such Person, such portion of any share or other security deliverable to such Person as is necessary to provide sufficient funds (after deducting commissions payable, fees, and other costs and expenses) to the Company, Integra or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and the Company, Integra or the Depositary shall notify such Person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds (after deducting commissions payable, fees, and other costs and expenses) that is not required to be so remitted shall be paid to such Person. Any such sale will be made in accordance with applicable Laws and at prevailing market prices and none of the Company, Integra, or the Depositary or their respective agents, as the case may be, shall be under any obligation to obtain a particular price for the share or other security, as applicable, so sold. None of the Company, Integra, the Depositary or any other person will be liable for any loss arising out of any sale under this Section 5.7.

Section 5.8 U.S. Securities Laws Exemption

Notwithstanding any provision herein to the contrary, the Parties each agree that the Plan of Arrangement will be carried out with the intention that all Integra Shares to be issued by Integra to Company Shareholders in exchange for their Company Shares and all Replacement Options to be issued by Integra to Company Option Holders in exchange for their Company Options pursuant to the Plan of Arrangement will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by Section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

ARTICLE 6
AMENDMENTS

Section 6.1 Amendments to Plan of Arrangement

(1) The Company and Integra reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by the Company and Integra, each acting reasonably, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to or approved by the Company Shareholders if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement pursuant to Section 6.1(1) may be proposed by the Company at any time prior to the Meeting (provided Integra shall have consented thereto, such consent not to be unreasonably withheld, conditioned or delayed) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if such amendment, modification or supplement (i) is consented to by each of the Company and Integra (provided each such consent shall not be unreasonably withheld, conditioned or delayed),  and (ii) if required by the Court or applicable law, is consented to by Company Shareholders voting in the manner directed by the Court.

(4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Company and Integra (which consent shall not be unreasonably withheld, conditioned or delayed), provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of each of the Company and Integra, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Company and Integra or any former Company Securityholder.

ARTICLE 7
FURTHER ASSURANCES

Section 7.1 Further Assurances

Each of the Parties shall make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Section 7.2 Paramountcy

From and after the Effective Time:

(1) this Plan of Arrangement shall take precedence and priority over any and all rights related to the securities of the Company issued prior to the Effective Time;

(2) the rights and obligations of the holders of the securities of the Company, and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(3) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to securities of the Company shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.